EXHIBIT 4.3

ChatChing Inc.

Employee/Consultant Benefit Plan

Amendment to plan dated December 15, 2011

Section 12 of the Plan is amended in its entirety to read:

12. Amendment of the Plan. The Board of Directors may at any time modify or amend the Plan in any respect; provided, however, any such amendments may not adversely affect then-existing interests or expectations of then-existing Consultants or other participants.  The Board  will give reasonable notice of any such modification or amendment to Qualified Consultants through the Site. The Plan may only be modified in writing as set forth in this Section.  In order to assure any such amendments not adversely affect then-existing interests or expectations of then-existing Consultants or other participants, the Board of Director’s power to amend the Plan is limited as follows:  No amendment to the Plan will be applied retrospectively to any then-existing Consultants or other participants under the Plan prior to the date of the adoption of an Amendment, except as such amendment may be necessary to clarify any ambiguous terms or conditions of the Plan and then only in a way that does not adversely affect then-existing interests or expectations of then-existing Consultants or other participants.  This provision may not be altered by further amendment by the Board.